UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

Koss Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

500692108
(CUSIP Number)

Sandy Reinholtz
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, WI  53212
(414) 967-1500

With a copy to:
John E. Garda, Esq.
K&L Gates LLP
1717 Main Street, Suite 2800
Dallas, TX 75201
(214) 939-5563

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500692108
1.	Names of Reporting Persons John C. Koss Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 606,294 (1)
	8.	Shared Voting Power 1,009,360 (2)
	9.	Sole Dispositive Power 606,294 (1)
	10.	Shared Dispositive Power 1,009,360 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,654 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.9% (3)
14.	Type of Reporting Person (See Instructions) IN

_______________________

(1) Consists of (i) 356,294 shares held directly; and (ii) 250,000 shares that the Reporting Person has the right to acquire within 60 days of the date of this Schedule 13D pursuant to stock options.
(2) Consists of (i) 857,949 shares held by The Nancy L. Koss 2012 Trust, Dated 12/20/12; (ii) 32,000 shares held in a custodial account for the benefit of the Reporting Person’s minor child; (iii) 27,798 shares held through the Koss Corporation Retirement Savings 401k Plan, and (iv) 91,613 shares allocated to the Reporting Person through the Issuer’s Employee Stock Ownership Plan and Trust (the “ESOP”).  The Reporting Person is co-trustee of The Nancy L. Koss 2012 Trust, Dated 12/20/12, and thereby shares the power to direct voting and disposition of the shares held by such trust.
(3) Based on 7,382,706 shares of common stock outstanding as of August 23, 2013, as reported on Form 10-K for the period ended June 30, 2013.

Item 1.	Security and Issuer
This Statement on Schedule 13D relates to the shares of common stock, $0.005 par value (the “Common Shares”), issued by Koss Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212.

Item 2.	Identity and Background
(a)  This Statement is being filed by John C. Koss Jr. (the “Reporting Person”).

(b)  The principal business address of the Reporting Persons is 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212.

(c)  The principal business occupation of the Reporting Person is Vice President of Sales of the Issuer.

(d)-(e)  During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
On December 21, 2012, the Nancy L. Koss 2012 Trust Dated 12/20/2012, acquired 857,949 Common Shares pursuant to a gift; the trust paid no consideration for these shares.

The 91,613 shares designated to the Reporting Person’s ESOP account were allocated to his ESOP account by the Issuer in gradual increments, from January 1, 1981 to present, in consideration for the Reporting Person’s employment services to the Issuer.

The 356,294 shares held by the Reporting Person directly were acquired by the Reporting Person in gradual increments, from the 1970’s to present, through (i) a series of purchases made with the Reporting Person’s personal funds at prices ranging from $9.75 to $29.63, (ii) the exercise of stock options granted to the Reporting Person by the Issuer in consideration for his employment, at exercise prices ranging from $1.92 to $18.43, and (iii) gifts from his father, John C. Koss, Sr.

The 32,000 Common Shares held in a custodial account for the benefit of the Reporting Person’s minor child were acquired through small incremental gifts, from December 26, 1997 to December 1, 2007.  No consideration was paid for these shares.
Item 4.	Purpose of Transaction
All of the Common Shares beneficially owned by the Reporting Person were acquired for investment purposes.  As of the date of this statement, the Reporting Person does not have any plans or proposals that would result in any of the matters set forth in subparagraphs (a)-(j) of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer
(a)  The Reporting Person beneficially owns 1,615,654 Common Shares, representing approximately 21.9% of the Common Shares issued and outstanding.  The percentages are computed based on 7,382,706 Common Shares outstanding as of August 23, 2013, as reported on the Issuer’s Form 10-K for the period ended June 30, 2013.

(b)  The Reporting Person has:

    (i)   sole power to vote or direct the vote of 606,294 Common Shares;

    (ii)  shared power to vote or direct the vote of 1,009,360 Common Shares;

    (iii)  sole power to dispose or direct the disposition of 606,294 Common Shares; and

    (iv)  shared power to dispose or direct the disposition of 1,009,360 Common Shares.

The Nancy L. Koss 2012 Trust, Dated 12/20/12 (the “the Trust”), the Reporting Person (as co-trustee of the Trust), Michael J. Koss (as co-trustee of the Trust) and Nancy L. Koss may be deemed to share voting and dispositive power with respect to the 857,949 Common Shares held by the Trust.  The Trust is organized under the laws of Wisconsin.  The principal business address of the Trust and the principal business address of Nancy L. Koss is 1492 W Calumet Ct Milwaukee WI 53217.  The principal business of the Trust is holding, managing and distributing the property of the Trust and the proceeds therefrom.  Nancy L. Koss is a citizen of the United States of America, and her principal occupation is household manager.  Michael J. Koss is a citizen of the United States of America.  The principal business address of Michael J. Koss is 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212; and his principal occupation is President and Chief Executive Officer of the Issuer.

As the manager of a custodial account held for the benefit of his minor child, the Reporting Person shares voting and dispositive power with respect to the 32,000 Common Shares held in the custodial account.

The Reporting Person and the Koss Corporation Retirement Savings 401k Plan may be deemed to share voting and dispositive power with respect to 27,798 Common Shares held in the Reporting Person’s 401k account.

During the last five years Nancy L. Koss has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Michael J. Koss (co-trustee of the Trust) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  However, during the last five years, Michael J. Koss has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.  Such proceeding is described below.

On October 24, 2011, the SEC filed a Complaint against, and proposed settlement with the Issuer and Michael J. Koss (as CEO and former CFO of the Issuer), based on the Issuer’s preparation of materially inaccurate financial statements, book and records, and lack of adequate internal controls from fiscal years 2005 through 2009. As stated in the Complaint, during this period, Sujata Sachdeva, the Issuer’s former Principal Accounting Officer, Secretary, and Vice-President of Finance, and Julie Mulvaney, the Issuer’s former Senior Accountant, engaged in a wide-ranging accounting fraud to cover up Sachdeva’s embezzlement of over $30 million from the Issuer.  The Issuer and Michael J. Koss ultimately consented to the entry of an injunctive order without admitting or denying the allegations in the SEC’s complaint. The order:

(i)  Enjoined the Issuer from violating and Michael J. Koss from aiding and abetting violations of the reporting, books and records and internal controls provisions (Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Securities Exchange Act of 1934 and Rules 12b-20, 13a-1, 13a-11 and 13a-13) of the federal securities laws and Michael J. Koss from violating the certification provision (Section 13a-14 of the Exchange Act); and

(ii)  Ordered Michael J. Koss to reimburse the Issuer $242,419 in cash and 160,000 of options pursuant to Section 304 of the Sarbanes-Oxley Act.

(c)  In consideration for the employment services of the Reporting Person, the Issuer granted the Reporting Person an option to purchase 100,000 Common Shares at an exercise price of $5.83 in July 2013.  The option grant vests in four equal annual installments, with the first 25% vesting one year after the date of the grant.  Other than this option grant, no transactions in the Common Shares have been effected by any of the Reporting Person within the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting person holds the following stock options, exercisable for an aggregate of 500,000 shares of common stock of the Issuer:  (1) options to purchase of 100,000 Common Shares at an exercise price of $6.91, granted in July 2009; (2) options to purchase 100,000 Common Shares at an exercise price of $5.76, granted in July 2010; (3) options to purchase 100,000 Common Shares at an exercise price of $6.60, granted in July 2011; (4) options to purchase 100,000 Common Shares at an exercise price of $5.47, granted in July 2012; and (5) options to purchase 100,000 Common Shares at an exercise price of $5.83, granted in July 2013.  These options were granted by the Issuer in consideration for the employment services of the Reporting Person.  Each option grant vests in four equal annual installments, with the first 25% vesting one year after the date of the grant. The options expire five years from the date of grant.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2013

JOHN C. KOSS JR.

By: /s/ John C. Koss Jr.